Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57532-0018-Letters

Web site: www.langmichener.com
Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

November 9, 2006

Filed as correspondence on EDGAR and faxed; with all materials delivered

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
Mail Stop 3561

Attention:       Mr. H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:

Naturally Advanced Technologies Inc. (the "Company")
(formerly "Hemptown Clothing Inc.")
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30 2005 and September 30, 2005
File No. 0-50367
Response to SEC Comment Letter dated April 26, 2006

            We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to with most recent comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's second comment letter of April 1, 2006 in this matter (the "Recent SEC Letter"), as addressed to the Company and therein responding to our firm's previous response letter of February 9, 2006 in this matter (the "Previous Response Letter"), as addressed to the SEC and therein responding to the SEC's initial comment letter of December 30, 2005 in this matter (the "Initial SEC Letter").

            In this regard we initially confirm, on behalf of the Company, and as set forth and enclosed with our Previous Response Letter, that the Company has already provided the SEC with each of its proposed and amended draft Form 10-KSB for its Fiscal Year Ended December 30, 2004 (the "Amended Form 10-KSB") and draft Forms 10-QSB for its Fiscal Quarters Ended March 31, 2005 (the "Amended Form 10-QSB-1"), June 30, 2005 (the "Amended Form 10-QSB-2") and September 30, 2005 (the "Amended Form 10-QSB-3") (collectively, the "Amended Forms"), respectively, in response to the comments of the Staff as set forth in the Initial SEC Letter, and that by this letter the Company is specifically responding to the most recent and follow-up comments of the Staff as set forth in the Recent SEC Letter.

            In this regard we also confirm, on behalf of the Company, that the previously enclosed and Amended Forms necessarily indicated each of the revisions, in addition to the following responses and revisions, which are proposed to be made to each of the Amended Forms in connection with and related to each of the Company's originally filed Form 10-KSB for its Fiscal Year Ended December 30, 2004 (the "Form 10-KSB") and Forms 10-QSB for its Fiscal Quarters Ended March 31, 2005 (the "Form 10-QSB-1"), June 30, 2005 (the "Form 10-QSB-2") and September 30, 2005 (the "Form 10-QSB-3") (collectively, the "Original Forms") which are the subject of the Staff's comments in the Initial SEC Letter.

            In this regard we reaffirm, on behalf of the Company, that it is presently intended that, with the prior review and approval of the SEC in this matter, the Company will file its final form of proposed Amended Forms electronically and pursuant to Regulation S-T at that time; and we again trust that this will be satisfactory.

            The following, therefore, we confirm, are responses addressing only the Staff's comments in the Recent SEC Letter; it being presumed that the balance of the Company's responses to the Initial SEC Letter, as set forth in our Previous Response Letter, have been accepted by the Staff. We also confirm that the Staff's comments in the Recent SEC Letter are sequentially numbered as set forth therein hereinbelow and that the Company's responses set forth hereinbelow refer to each of the Staff's comments, where applicable, by number and by citing the location of each response thereto in the relevant and enclosed further Amended Forms. We also confirm that the comments of Staff are in italics below while the Company's responses follow in bold. All dollar amounts stated herein are expressed in United States Dollars unless otherwise stated.

            As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with the Company's Amended Forms filing.

Staff Comment:

General

1.        We note your response to comment 1 in our letter dated December 30, 2005. However, we also note that you submitted a report on Form 6-K on February 9, 2006 while previously and subsequently you used domestic reporting forms. Please tell us why you made that submission on Form 6-K and whether you intend in the future to continue to report within the system applying to U.S. domestic small business.

Response:        We thank the Staff for its comments in this regard. We confirm, on behalf of the Company, that the Form 6-K was used to facilitate the filing of copies of the materials (the "Annual Meeting Materials") furnished to the Company's stockholders in connection with the Company's annual general meetings held on March 22, 2003, June 12, 2004 and June 18, 2005. Since the Company is a foreign private issuer, it is exempt from the requirements of sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under Exchange Act Rule 3a12-3(b). When requested by the Staff to file copies of the Annual Meeting Materials, we confirm that the Company became concerned that effecting the filings on Schedule 14A potentially could be misleading to market participants to the extent that doing so would have suggested that the Company is subject to those requirements when in fact it is not. The Company also determined that filing the Annual Meeting Materials on Form 8-K could potentially cause confusion, as it would not have been readily apparent that the Company is a foreign private issuer.

The Company is not aware of any guidance from the SEC on how such materials should be filed by a foreign private issuer that has elected to voluntarily file annual, quarterly and current reports on, respectively, Form 10-KSB, Form 10-QSB and Form 8-K. In the absence of any such guidance, and given that both the Exchange Act and the Exchange Act Rules do not specifically prohibit such foreign private issuers from doing so, the Company reasoned that the use of the Form 6-K in the circumstances would be helpful as a means of clearly indicating that the Company is a foreign private issuer.

We confirm that the Company has now confirmed that its intention is to continue to voluntarily file annual, quarterly and current reports on, respectively, Form 10-KSB, Form 10-QSB and Form 8-K, as it believes such disclosure is generally more meaningful to its investors than reports filed on Form 20-F and Form 6-K.

Staff Comment:

2.        Also, with respect to your response to comment 1 in our letter dated December 30, 2005, in future filings please clarify your status as a foreign private issue and explain in layman's terms the specific ways in which this impacts your reporting obligations.

Response:        We thank the Staff for its comments in this regard and we confirm, on behalf of the Company, that in all future related filings the Company will reaffirm and clarify its status as a foreign private issuer and use its best efforts to explain in layman's terms the specific ways in which that impacts on the Company's reporting obligations. In particular, we confirm that the Company intends to do the following:

    on the assumption that the Staff will find it appropriate for the Company to do so, the Company intends to file future proxy materials under Item 8.01, "Other Events", of Form 8-K, with an explanatory note to the effect that, as a foreign private issuer, the Company is exempt from the requirements of sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act under Exchange Act Rule 3a12-3(b);

    the Company intends to include disclosure substantially in the following form under Item 9, "Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act." of Form 10-KSB:

"Since our company is a 'foreign private issuer', our insiders are exempt from the reporting requirements of Section 16(a) of the United States Securities Exchange Act of 1934, as amended (the 'Exchange Act'). Among other things, Section 16(a) of the Exchange Act requires certain 'reporting persons' of any issuer with any class of equity securities registered under Section 12 of the Exchange Act to file with the United States Securities and Exchange Commission reports of ownership and changes in ownership of securities of the registered class. Reporting persons consist of directors, executive officers and beneficial owners of more than 10% of the securities of the registered class."; and

    the Company intends to be vigilant in identifying other situations where it would be meaningful to market participants to disclose in its publicly filed documents that it is a foreign private issuer;

and we trust that this is now clear and satisfactory in this regard.

Staff Comment:

Form 10-KSB for Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis or Plan of Operation, page 27

Off-Balance Sheet Arrangements, page 33

3.        We have reviewed your response to prior comment 11 in our letter dated December 30, 2006 and are unable to agree with your conclusion. Further, based upon our review of your agreement for collaborative research with the National Research Council of Canada, it appears that your commitments under this agreement may require you to consolidate the activities as the primary beneficiary if you are expected to absorb the majority of the losses associated with this agreement. If you believe that the National Research Council of Canada agreement/obligation is not a variable interest entity subject to the requirements of FASB Interpretation 46(R), please provide us a detailed analysis supporting your position.

Response:        We thank the Staff for its comments in this regard and we confirm, on behalf of the Company, the Company has now considered FIN 46(R) in evaluating whether the Company's collaborative research with the NRC constitutes a VIE and determined that, because the NRC is in fact a governmental organization, the Company is not required to consolidate the NRC, pursuant to paragraph 9 of the summary which sets forth the following:

"An enterprise is not required to consolidate a governmental organization and is not required to consolidate a financing entity established by a governmental organization unless the financing entity (a) is not a governmental organization and (b) is used by the business enterprise in a manner similar to a variable interest entity in an effort to circumvent the provisions of this Interpretation.".

The Company therefore respectfully disagrees with Staff's conclusion that the collaborative research with the NRC is a VIE, and we trust that this is now clear and satisfactory in this regard.

Staff Comment:

Financial Statements, page 34

Auditors' Report, page 36

4.        We note that in response to comment 12 in our letter dated December 30, 2006, you intend to include in an amended filing the report of Moore Stephens Ellis Foster Ltd. for their audit of the December 31, 2003 financial statements. Therefore, it does not appear necessary for your current auditors to reference the "reports of other auditors and the fairness of the financial statements for the year ended December 31, 2003 in the opinion paragraph of their audit report dated February 18, 2005. Please request your current auditors to revise their report accordingly.

Response:        We thank the Staff for its comments in this regard and we now confirm, on behalf of the Company, that our current auditors have revised their audit report for the year ended December 31, 2004 to remove the reference to "the reports of other auditors and the fairness of the financial statements for the year ended December 31, 2003 in the opinion paragraph of their audit report dated February 18, 2005"; a copy of which revised audit report being enclosed; and we trust that this is now clear and satisfactory in this regard.

Staff Comment:

Consolidated Balance Sheets, page 37

5.        We have reviewed your response to comment 15 in our letter in our letter dated December 30, 2006 and are unable to agree with your conclusion. Therefore, we reissue that comment 15. In this regard, we note your revised disclosure at page 26 indicates that on January 28, 2004 you entered into agreements to settle the outstanding amounts related to a loan and legal services rendered. Based on the revised disclosure, it appears that you did not initially enter into the arrangements for the loan and for the legal services with the understanding that they would be settled through the issuance of stock. Also, because you entered into the settlement agreements subsequent to the balance sheet date, it does not appear appropriate to report the $200,000 balance as a component of shareholder equity at December 31, 2003.

Response:        We thank the Staff for its comments in this regard and we confirm, on behalf of the Company that, although the subject agreements were dated January 28, 2004, each of the parties thereto had resolved to accept the shares for debt settlement transactions indicated therein in December of 2003 and not in January of 2004. The simple fact is, we confirm, that the Company and each creditor made their arrangements in December of 2003 while agreements to outline the agreed upon issuance from equity followed thereafter. These arrangements, we confirm, were documented by the Board of Directors of the Company and confirmed to the Company's then independent accountants who then verified the same and accounted for it properly as at December 31, 2003. As a consequence we reaffirm, on behalf of the Company, and as set forth in our Previous Response Letter, that no adjustment need be, or will be agreed to, by the Company or by the Company's previous independent accountants in respect of this deemed December 2003 issuance from treasury, and we trust that this is now clear and satisfactory in this regard.

Staff Comment:

Exhibits 31.1 and 31.2

6. Please refer to comment 19 in our letter dated December 30, 2005. It does not appear you provided us with draft copies of the revised certifications.

Response:        We thank the Staff for its comments in this regard and we now enclose, on behalf of the Company, the Company's proposed and revised certifications in this matter, and we trust that this is now clear and satisfactory in this regard.

Staff Comment:

Financial Statements

7.        We have reviewed your response to comment 21 in our letter dated December 30, 2006 and note that you removed the $975,469 gain originally recorded on the sale of 1,300,000 shares of Crailar Fiber Technologies Inc. and accounted for the sale as a capital transaction. Please further revise your financial statements to identify the applicable columns as "restated". Also, revise the related discussions throughout your Management's Discussion and Analysis to identify properly the restated financial statement figures. Remove any references in your Management's Discussion and Analysis section to the gain you originally recorded in connection with the change in ownership of your subsidiary.

Response:        We thank the Staff for its comments in this regard and we confirm, on behalf of the Company that, in response, the Company has now made each of the revisions recommended by the Staff which are now evidenced by each of the clean and red-lined copies of the Company's further and proposed Amended Form 10-QSB-3 in this matter, and we trust that this is now clear and satisfactory in this regard.

Staff Comment:

Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005

8.        Please revise to comply with the above comments as appropriate.

Response:        We thank the Staff for its comment in this regard, however, we confirm, on behalf of the Company that none of the above Staff comments, or the Company's responses thereto, should have or have any further impact on the referenced and proposed Amended Forms as previously filed (in draft), and we trust that this is clear and satisfactory in this regard.

Staff Comment:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

9.        Please revise to comply with the above comments as applicable.

Response:        We thank the Staff for its comment in this regard, however, we confirm, on behalf of the Company that none of the above Staff comments, or the Company's responses thereto, should have or have any further impact on the referenced and proposed Amended Form 10-KSB as previously filed (in draft), and we trust that this is clear and satisfactory in this regard.

            Indeed, we trust that each of the foregoing and the enclosed and proposed draft Amended Form 10-QSB-3, together each of the previously enclosed and proposed draft other Amended Forms, and together with each of the Company's previous responses as set forth in our Previous Response Letter, are now clear and satisfactory in response to each of the Initial SEC Letter and the Recent SEC Letter. If so, and upon confirmation of the same from the SEC, we confirm that the Issuer would now like to immediately attend to the filing of each of the originally and herein submitted and Amended Forms on EDGAR as soon as conveniently possible hereafter.

            On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In the interim we remain, always,

            Yours very truly,

            Thomas J. Deutsch
            for Lang Michener LLP

TJD
ec:               The Company (w/copy of Enclosures)